UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                        (AMENDMENT NO.             )

                        GREATER CHINA ACQUISITION CORP.
                               (Name of Issuer)

                        Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                (CUSIP Number)

                       Mr. Shaun Morgan, Chairman & CEO
                         First Mutual Credit Bank Plc
                         4th Floor, 3 Tenterten Street
                            London, England W1S 1TD
                             Tel: 44 207 193 7997
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               February 18, 2008
           (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note:
Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Shaun Morgan

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION

New Zealand

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| 7 | SOLE VOTING POWER

30,713,200

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

30,713,200

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| 10 |

SHARED DISPOSITIVE POWER

N/A

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| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,713,200

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

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98%

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| 14 |

TYPE OF REPORTING PERSON *

IN

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ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Greater China Acquisition Corp., a Delaware corporation (the "Company" or "Issuer")

Attn: Mr. Shaun Morgan, CEO & Chairman
c/o First Mutual Credit Bank Plc
3 Tenterten Street, 4th Floor
London, England W1S 1TD.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Mr. Shaun Morgan (the "Reporting Person").

Mr. Morgan purchased 30,713,200 of the Company's Common Stock as of February 18, 2008, pursuant to a Share Purchase Agreement dated as of February 5, 2008 between William Tay and Shaun Morgan.

Mr. Morgan business address is at 3 Tenterten Street, 4th Floor, London, England W1S 1TD.

Mr. Morgan is presently the Chairman and CEO of First Mutual Credit Bank PLC of London, England.

Mr. Morgan has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the "Agreement"), on February 5, 2008 (the Closing date, as defined in the Agreement), Mr. Morgan purchased for a price of US$79,900 in cash, 30,713,200 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Mr. Morgan acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Morgan may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Mr. Morgan may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Morgan may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Mr. Morgan has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Morgan may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Morgan beneficially owns 30,713,200 shares of the Company's Common Stock, representing 98% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Mr. Morgan has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated February 5, 2008, between Shaun Morgan and William Tay (herein incorporated by reference from filing on Form 8-K by Greater China Acquisition Corp. on February 6, 2008).



                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7th, 2008


/s/ Shaun Morgan
--------------------------------
By: Shaun Morgan